Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202
June 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell

Re:	Voyager Technologies, Inc.
Registration Statement on Form S-1, as amended (File No. 333-287354)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Voyager Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-287354) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 10, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Michael Benjamin at (212) 906-1311.
We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Michael Benjamin of Latham & Watkins LLP at the number set forth above.
Thank you for your assistance in this matter.

Sincerely,

Voyager Technologies, Inc.

By:	/s/ Dylan Taylor
Name:	Dylan Taylor
Title:	Chief Executive Officer
cc:
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP
Richard A. Fenyes, Esq., Simpson Thacher & Bartlett LLP
John G. O’Connell, Esq., Simpson Thacher & Bartlett LLP